

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

Re: RSE Archive, LLC
Offering Statement on Form 1-A
Filed August 7, 2020
File No. 024-11057

Dear Mr. Bruno:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services